Kevin J. Ontiveros
Direct (801) 578-6962
December 30, 2009	kjontiveros@stoel.com
VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Jim B. Rosenberg
Mary Mast
Vanessa Robertson

Re:	ImaRx Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
File No. 001-33043
Dear Ladies and Gentlemen:
On behalf of ImaRx Therapeutics, Inc., a Delaware corporation (the “Company”), please find below the Company’s responses to the comment letter to Richard Love, dated December 16, 2009, from the Staff of the Securities and Exchange Commission (the “SEC”), regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”), the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 (the “1Q Form 10-Q”), the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 (the “2Q Form 10-Q”), and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 (the “3Q Form 10-Q”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold italics).
Exhibits 31.1 and 31.2
1.	Please revise your Principal Executive Officer and Principal Financial Officer certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Securities and Exchange Commission
December 30, 2009

Response:
On December 30, 2009, the Company amended its Form 10-K, 1Q Form 10-Q, 2Q Form 10-Q and 3Q Form 10-Q for the purpose of including in its Principal Executive Officer and Principal Financial Officer certifications the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.
* * * * *
We believe the foregoing discussion is responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (801) 578-6962.
Very truly yours,
/s/ Kevin J. Ontiveros
Kevin J. Ontiveros
cc: Richard Love (ImaRx Therapeutics, Inc.)

ANNEX A
ImaRx Therapeutics, Inc.
December 30, 2009
VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Jim B. Rosenberg
Mary Mast
Vanessa Robertson

Re:	ImaRx Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
File No. 001-33043
Dear Ladies and Gentlemen:
In connection with ImaRx Therapeutics, Inc.’s, a Delaware corporation (the “Company”), responses to the comment letter to Richard Love, dated December 16, 2009, from the Staff of the Securities and Exchange Commission (the “SEC”), regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, I hereby acknowledge the following:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to such filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

IMARX THERAPEUTICS, INC.,
a Delaware corporation

/s/ Richard Love

Name: Richard Love
Title: Chairman of the Board